Enterra Energy Trust Announces Proposed Divestiture of Non-Core Properties

CALGARY, ALBERTA -- (Marketwire – September 12, 2007) - Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN) (NYSE: ENT) today announced that it has initiated a process for the divestiture of certain non-core properties as part of ongoing management of the Trust’s asset portfolio.  The properties contain both operated and non-operated assets that are primarily located in the central and eastern areas of Alberta in addition to west central Saskatchewan.  Current production from the properties is approximately 2,150 boe/day and includes 2.9 mmcf/day of natural gas.  Reserves for the non-core properties are estimated to be approximately 4.2 million boe on a proved plus probable basis.  Scotia Waterous Inc. ("Scotia Waterous") has been selected to act as Enterra’s exclusive advisor in this process.

Detailed information, including updated reserves information as of June 30, 2007 is expected to be available for review in mid September with non-binding proposals due in mid October 2007 through Scotia Waterous. Additional information can be found on Enterra’s website at www.enterraenergy.com or on Scotia Waterous website at www.scotiawaterous.com.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Rhonda Bennetto

Manager, Investor Relations, Enterra Energy Trust

(403) 263-0262 or (877) 263-0262

www.enterraenergy.com